Exhibit 99.5

NIO Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: NIO; HKEX: 9866; SGX: NIO)

ANNUAL GENERAL MEETING - DEPOSITOR PROXY FORM

If NIO Inc. (the “Company’) receives this Depositor Proxy Form which is (a) duly completed and signed/executed in Part V by the person whose name and particulars are set out in Part I (the “Depositor(s)”); and (b) submitted by the requisite time and date, and to the requisite office as indicated overleaf, we, The Central Depository (Pte) Limited (“CDP”), being a member of the Company, hereby appoint, in respect of such number of shares of the Company set out against the Depositor(s)’ name in the Depository Register maintained by CDP (the “Depositor(s) Shares”) as at May 25, 2023, 5.00 p.m. (Singapore / Hong Kong time) (the “Shares Record Date”):

(i)	the Chairman of the Annual General Meeting (the “Chairman”), provided that such details have been verified in Part V by the affixing of the seal or signature of or on behalf of the Depositor(s), and on the basis that the Chairman is authorised to vote in respect of the proportion of the Depositor(s) Shares set out in Part I (being the Depositor(s) Shares as at the Shares Record Date);

OR,

(ii)	if a tick [√] has been inserted in the box in Part III, and Part V of this Depositor Proxy Form is signed by the Depositor(s) or his/her/its attorney duly authorised in writing, the Depositor(s),

as our proxy to attend, speak and vote in respect of the Depositor(s) Shares on our behalf at the Annual General Meeting of the Company to be held at Building 19, No. 889, Tianlin Road, Minhang District, Shanghai, People's Republic of China on June 26, 2023 at 10.30 a.m. (Beijing time) and at any adjournment thereof (the “Annual General Meeting”).

I	Full Name and Address

II

TO BE COMPLETED ONLY IF THE INTENTION IS FOR THE APPOINTMENT OF THE CHAIRMAN AS CDP'S PROXY

The Chairman is hereby directed to vote for or against, or to abstain from voting on the resolution to be proposed at the Annual General Meeting as indicated hereunder, if no specific direction as to voting is given, the appointment of the Chairman as CDP's proxy for that resolution will be treated as invalid:-

No.	RESOLUTIONS	For	Against	Abstain
1.	As an ordinary resolution: To re-elect Mr. Hai Wu as an independent director of the Company
2.

As an ordinary resolution:

To re-appoint PricewaterhouseCoopers Zhong Tian LLP as the auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2023

(IF YOU WISH TO VOTE FOR OR AGAINST OR ABSTAIN FROM VOTING ON THE RESOLUTION IN RESPECT OF ALL YOUR VOTES FOR EACH RESOLUTION, TICK [√] THE APPROPRIATE BOX MARKED “FOR”, “AGAINST” OR "ABSTAIN". ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBER OF VOTES FOR EACH OF THE “FOR,” “AGAINST” AND “ABSTAIN” COLUMNS.)

III	TO BE COMPLETED ONLY IF THE INTENTION IS FOR THE APPOINTMENT OF THE DEPOSITOR AS CDP'S PROXY

☐ The Depositor(s) wishes to be appointed as the CDP's proxy to attend, speak and vote at the Annual General Meeting in person. The Depositor(s) acknowledges that if Part II above has been completed, the Chairman, and not the Depositor(s), will be appointed as CDP's proxy to attend, speak and vote at the Annual General Meeting, notwithstanding that the Depositor(s) has completed this Part III.

Dated this ________ day of ________________ 2023.

IV	The Central Depository (Pte) Limited _____________________________________________ Signature of Director

V	TO BE COMPLETED BY DEPOSITOR(S)
	For individuals: _____________________________ Signature of Direct Account Holder	For corporations: ________________ ________________________ Signature of Director Signature of Director/Secretary

IMPORTANT: PLEASE READ NOTES OVERLEAF CAREFULLY BEFORE COMPLETING THIS DEPOSITOR PROXY FORM

IMPORTANT: PLEASE READ NOTES BELOW CAREFULLY BEFORE COMPLETING DEPOSITOR PROXY FORM
General

By returning this Depositor Proxy Form with Part V duly signed by the Depositor(s) or his/her/its attorney duly authorised in writing, a Depositor may either:

(a)         provide instructions to the Chairman as to voting or abstentions from voting (if so, please complete Part II, and leave Part III blank); or

(b)         be appointed as CDP's proxy to attend and cast votes at the Annual General Meeting as CDP's proxy in person (if so, please complete Part III, and leave Part II blank).

Part II

If a Depositor(s) wishes to provide instructions to the Chairman as to voting or abstentions from voting, please indicate a “√” (or a particular number of shares, if preferred) in the appropriate box against each resolution how you wish the Chairman to vote. Depositors should specifically direct the Chairman on how they wish to vote for or vote against (or abstain from voting on) the resolution in Part II of this Depositor Proxy Form. If this Depositor Proxy Form is deposited without any indication as to how the Chairman shall vote in respect of any particular resolution, the appointment of the Chairman as CDP's proxy for that resolution will be treated as invalid.

If a Depositor(s) marks the abstain box for a particular resolution, he/she/it is directing the Chairman not to vote on that resolution and the votes will not be counted in computing the required majority when a poll is called.

Part III

If a Depositor(s) wishes to attend, speak and vote at the Annual General Meeting in person instead of providing instructions to the Chairman as to voting (or abstentions from voting), please indicate a “√” in the box in Part III.

For the avoidance of doubt, a Depositor(s) should only complete either Part II (if the Depositor(s) wishes to provide instructions to the Chairman as to voting or abstentions from voting) OR Part III (if the Depositor(s) wishes to attend, speak and vote at the Annual General Meeting in person) of this Depositor Proxy Form. Where a Depositor(s) has completed both Part II and Part III of this Depositor Proxy Form, the Depositor(s) acknowledge(s) that the Chairman, and not the Depositor(s), will be appointed as CDP's proxy to attend, speak and vote at the Annual General Meeting.

Part V	If a Depositor(s) wishes to provide instructions to the Chairman as to voting or be appointed as CDP's proxy to attend and cast votes at the Annual General Meeting as CDP's proxy in person, Part V of this Depositor Proxy Form must be signed by the Depositor(s) or his/her/its attorney duly authorised in writing. In the case of joint Depositor(s), all joint Depositor(s) must sign Part V of this Depositor Proxy Form. If the Depositor(s) is a corporation, Part V of this Depositor Proxy Form must be executed under its common seal or under the hand of an officer or its attorney duly authorised in writing. The power of attorney appointing the attorney or other authority, or a notarially certified copy thereof, if any, under which Part V of this Depositor Proxy Form is signed, must (unless previously registered with the Company) be attached to this Depositor Proxy Form.

This Depositor Proxy Form, duly completed, together with the abovementioned power of attorney appointing the attorney or other authority, or a notarially certified copy thereof, if applicable, must be deposited by the Depositor(s) in the following manner:

(i)	if submitted by post, by depositing the duly completed Depositor Proxy Form at the office of the Company’s Singapore Share Transfer Agent, Boardroom Corporate & Advisory Services Pte. Ltd. at 1 Harbourfront Avenue, #14-07 Keppel Bay Tower, Singapore 098632; or

(ii)	if submitted electronically, by scanning and submitting the duly completed Depositor Proxy Form via email to the Company’s Singapore Share Transfer Agent, Boardroom Corporate & Advisory Services Pte. Ltd., at agm.teame@boardroomlimited.com, in either case, not later than June 19, 2023 at 5.00 p.m. (Singapore time).

The Company shall be entitled to reject any Depositor Proxy Form which is incomplete, improperly completed or illegible or where the true intentions of the Depositor(s) are not ascertainable from the instructions of the Depositor(s) specified on any Depositor Proxy Form. It is the Depositors’ responsibility to ensure that this Depositor Proxy Form is properly completed (including that it has been duly signed). Any decision to reject this Depositor Proxy Form on the grounds that it is incomplete, improperly completed or illegible will be final and binding and neither the Company, CDP nor Boardroom Corporate & Advisory Services Pte. Ltd. accepts any responsibility for the consequences of such a decision. In addition, the Company may, at its discretion, reject any Depositor Proxy Form lodged if a Depositor(s) is not shown to have shares entered against his/her/its name in the Depository Register, as supplied by CDP to the Company, as at the Shares Record Date.

By submitting this Depositor Proxy Form, a Depositor of the Company (i) consents to the collection, use and disclosure of the Depositor’s personal data by the Company (or its agents) for the purpose of the processing and administration by the Company (or its agents) of proxies appointed for the Annual General Meeting (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the Annual General Meeting (including any adjournment thereof), and in order for the Company (or its agents) to comply with any applicable laws, listing rules, regulations and/or guidelines.